FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated March 13, 2008

Document 2 Material Change Reported dated March 13, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

March 13, 2008 TSXV: AGX

AMADOR GOLD INTERSECTS 45 METRES OF 1.45% COMBINED NICKEL-COPPER AND ACQUIRES MONETA PORCUPINE MINES’ HOLLINGER NICKEL-COPPER OCCURRENCE

Vancouver, British Columbia - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the discovery of nickel (Ni) and copper (Cu) mineralization on its’ 100% owned Loveland Property located approximately 35 kilometers northwest of Timmins, Ontario. Three drill holes, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization. The third of the 3 holes (AMDG-03) intersected 3 higher grade intersections within a 45 metre wide nickel-copper zone. The 3 intersections are 1.48% Ni and 0.9% Cu over 9.4 meters (m) from 120.6 to 130 meters, 1.15 % Ni and 1.11% Cu over 3.9m from 132.6 to 136.5m, and 0.70% Ni and 1.06% Cu over 13.6 meters from 146.4 to 160.0 meters. These 3 separate intersections occur within a 45.0 meter wide zone that averages 0.75% Cu and 0.70% Ni from 120.6 to 165.6 meters.

In conjunction with the current results, the company is also pleased to announce the purchase of a 100% interest in Moneta Porcupine Mines Inc.’s (Moneta) Loveland Property that hosts the historical Hollinger nickel-copper occurrence. The Hollinger occurrence is open at depth and is located about 1.5 km to the south-east and on strike with Amador’s newly discovered Loveland mineralization. This acquisition greatly strengthens Amador’s existing land position of approximately 2330 hectares or 5700 acres in this area.

Hole AMDG-01 was drilled to test the potential for mineralization below an old nickel-copper discovery made by Cominco that was last drilled in the mid 1970’s. Hole AMDG-01 intersected a broad sulphide zone at 100 m vertically below surface and over 40m down-dip of the Cominco drilling. Holes AMDG-02 and AMDG-03 were drilled 50m to the NW and 50m to the SE of AMDG-01, respectively. These holes were drilled beyond the limits of the Cominco drilling. They also intersected nickel and copper sulphide mineralization at about 100 m vertically below surface. Nickel-copper intersections in the 3 holes may be close to true width based on historical drilling in the area (see attached cross section). Results for the 3 parallel Amador holes are shown in the table below.

DDH	From (m)	To (m)	Drilled Width (m)	Cu %	Ni %	Azimuth (Degrees)	Hole Dip (Degrees)
AMDG-01	113.0	148.5	35.5	0.55	0.40	255	55
Including	113.0	113.9	0.9	0.68	1.03
Including	118.0	119.0	1.0	1.35	0.93
Including	122.7	128.5	5.8	0.87	1.00
Including	147.5	148.5	1.0	0.90	0.84
AMDG-02	113.1	120.6	7.5	0.59	0.27	255	55
	129.0	131.7	2.7	0.77	0.51
AMDG-03	120.6	165.6	45.0	0.75	0.70	255	55
Including	120.6	130.0	9.4	0.90	1.48
Including	132.6	136.5	3.9	1.11	1.15
Including	146.4	160.0	13.6	1.06	0.70
Including	146.4	151.0	4.6	1.72	1.24

Management is extremely encouraged by the results. These 3 holes are the deepest holes ever drilled on the property. They demonstrate the mineralization continues to depth, spans at least 100 meters along strike, and is open along strike in both directions and to depth. Mineralization is described as consisting of chalcopyrite (Cu sulphide mineral) and pentlandite (Ni sulphide mineral) associated with pyrrhotite (iron sulphide mineral) and occurring as intergranular mineralization within a gabbro. The mineral concentration occurs as semi-massive +/- 75% to trace sulphides with local concentrations of chalcopyrite and pentlandite varying from 6 to 8%. This style of mineralization may be similar to Xstrata’s nickel-copper Montcalm deposit located 25 km to the west.

In addition to acquiring Moneta’s Hollinger occurrence, Amador has purchased Moneta’s Fripp and Kamiskotia Properties. These latter 2 properties are adjacent to other Amador properties. The Agreement allows Amador to purchase 100% interest in Moneta’s 3 properties by paying $500,000 in cash and 1,250,000 common shares over a period of 3 years, subject to a 1 or 2% underlying NSR depending on the property. The addition of Moneta’s Fripp and Kamiskotia Properties to Amador’s existing land holdings greatly enhances the potential for Amador to discover volcanogenic massive copper-zinc-silver or nickel-copper deposits in the Timmins area.

Geotech has been contracted to fly the state-of-the-art VTEM B-field airborne geophysical survey over all of Amador’s Loveland Property and the newly acquired properties from Moneta. This survey is intended to help define the newly discovered mineralization as well as the Hollinger occurrence and other potential targets on all the properties. The survey is expected to begin flying in the coming weeks. The results of this work will be used to help plan the next phase of drilling. Amador will then commence drilling the Loveland zone and the Hollinger occurrence at depth and along strike.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Byers Loveland Project. Project supervision is by Charles Hartley and the contents of　the press release have been reviewed and approved by Peter Caldbick.

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits.　 During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario.　 The Company’s assets are entirely within Canada with a strong focus in Ontario.　 These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On Behalf of the Board of Directors

Richard W. Hughes, President

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

CROSS SECTION

AMADOR DRILL HOLE AMDG-01

COMINCO 1970’S DRILL HOLES (B3-72, B8-72, B10-72)

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – March 13, 2008.

Item 3. News Release – News Release issued March 13, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Vancouver, British Columbia - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the discovery of nickel (Ni) and copper (Cu) mineralization on its’ 100% owned Loveland Property located approximately 35 kilometers northwest of Timmins, Ontario. Three drill holes, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization. The third of the 3 holes (AMDG-03) intersected 3 higher grade intersections within a 45 metre wide nickel-copper zone. The 3 intersections are 1.48% Ni and 0.9% Cu over 9.4 meters (m) from 120.6 to 130 meters, 1.15 % Ni and 1.11% Cu over 3.9m from 132.6 to 136.5m, and 0.70% Ni and 1.06% Cu over 13.6 meters from 146.4 to 160.0 meters. These 3 separate intersections occur within a 45.0 meter wide zone that averages 0.75% Cu and 0.70% Ni from 120.6 to 165.6 meters.

Item 5. Full Description of Material Change - Vancouver, British Columbia - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the discovery of nickel (Ni) and copper (Cu) mineralization on its’ 100% owned Loveland Property located approximately 35 kilometers northwest of Timmins, Ontario. Three drill holes, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization. The third of the 3 holes (AMDG-03) intersected 3 higher grade intersections within a 45 metre wide nickel-copper zone. The 3 intersections are 1.48% Ni and 0.9% Cu over 9.4 meters (m) from 120.6 to 130 meters, 1.15 % Ni and 1.11% Cu over 3.9m from 132.6 to 136.5m, and 0.70% Ni and 1.06% Cu over 13.6 meters from 146.4 to 160.0 meters. These 3 separate intersections occur within a 45.0 meter wide zone that averages 0.75% Cu and 0.70% Ni from 120.6 to 165.6 meters.

In conjunction with the current results, the company is also pleased to announce the purchase of a 100% interest in Moneta Porcupine Mines Inc.’s (Moneta) Loveland Property that hosts the historical Hollinger nickel-copper occurrence. The Hollinger occurrence is open at depth and is located about 1.5 km to the south-east and on strike with Amador’s newly discovered Loveland mineralization. This acquisition greatly strengthens Amador’s existing land position of approximately 2330 hectares or 5700 acres in this area.

Hole AMDG-01 was drilled to test the potential for mineralization below an old nickel-copper discovery made by Cominco that was last drilled in the mid 1970’s. Hole AMDG-01 intersected a broad sulphide zone at 100 m vertically below surface and over 40m down-dip of the Cominco drilling. Holes AMDG-02 and AMDG-03 were drilled 50m to the NW and 50m to the SE of AMDG-01, respectively. These holes were drilled beyond the limits of the Cominco drilling. They also intersected nickel and copper sulphide mineralization at about 100 m vertically below surface. Nickel-copper intersections in the 3 holes may be close to true width based on historical drilling in the area (see attached cross section). Results for the 3 parallel Amador holes are shown in the table below.

DDH	From (m)	To (m)	Drilled Width (m)	Cu %	Ni %	Azimuth (Degrees)	Hole Dip (Degrees)
AMDG-01	113.0	148.5	35.5	0.55	0.40	255	55
Including	113.0	113.9	0.9	0.68	1.03
Including	118.0	119.0	1.0	1.35	0.93
Including	122.7	128.5	5.8	0.87	1.00
Including	147.5	148.5	1.0	0.90	0.84
AMDG-02	113.1	120.6	7.5	0.59	0.27	255	55
	129.0	131.7	2.7	0.77	0.51
AMDG-03	120.6	165.6	45.0	0.75	0.70	255	55
Including	120.6	130.0	9.4	0.90	1.48
Including	132.6	136.5	3.9	1.11	1.15
Including	146.4	160.0	13.6	1.06	0.70
Including	146.4	151.0	4.6	1.72	1.24

Management is extremely encouraged by the results. These 3 holes are the deepest holes ever drilled on the property. They demonstrate the mineralization continues to depth, spans at least 100 meters along strike, and is open along strike in both directions and to depth. Mineralization is described as consisting of chalcopyrite (Cu sulphide mineral) and pentlandite (Ni sulphide mineral) associated with pyrrhotite (iron sulphide mineral) and occurring as intergranular mineralization within a gabbro. The mineral concentration occurs as semi-massive +/- 75% to trace sulphides with local concentrations of chalcopyrite and pentlandite varying from 6 to 8%. This style of mineralization may be similar to Xstrata’s nickel-copper Montcalm deposit located 25 km to the west.

In addition to acquiring Moneta’s Hollinger occurrence, Amador has purchased Moneta’s Fripp and Kamiskotia Properties. These latter 2 properties are adjacent to other Amador properties. The Agreement allows Amador to purchase 100% interest in Moneta’s 3 properties by paying $500,000 in cash and 1,250,000 common shares over a period of 3 years, subject to a 1 or 2% underlying NSR depending on the property. The addition of Moneta’s Fripp and Kamiskotia Properties to Amador’s existing land holdings greatly enhances the potential for Amador to discover volcanogenic massive copper-zinc-silver or nickel-copper deposits in the Timmins area.

Geotech has been contracted to fly the state-of-the-art VTEM B-field airborne geophysical survey over all of Amador’s Loveland Property and the newly acquired properties from Moneta. This survey is intended to help define the newly discovered mineralization as well as the Hollinger occurrence and other potential targets on all the properties. The survey is expected to begin flying in the coming weeks. The results of this work will be used to help plan the next phase of drilling. Amador will then commence drilling the Loveland zone and the Hollinger occurrence at depth and along strike.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 13th day of March, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: March 19, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary